UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Suite 200 – 675 W. Hastings Street
Vancouver, British Columbia
Canada  V6B 1N2
(604) 681-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2004 through to April 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,099,903

	8.	Shared Voting Power 1,868,600

	9.	Sole Dispositive Power 6,099,903

	10.	Shared Dispositive Power 1,868,600

CUSIP No. 887902104	13D	Page 3 of 12 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,968,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 38.82%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. TTN Escrow Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

CUSIP No. 887902104	13D	Page 4 of 12 Pages

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,100,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.18%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 887902104	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,868,600

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,868,600

	10.	Shared Dispositive Power 0

CUSIP No. 887902104	13D	Page 6 of 12 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,868,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.65%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer"), whose principal executive offices are located at Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) TTN Escrow Capital Corp. ("TTN")

(iii) Karen Powell

(b)	(i) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(ii) 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada.

(iii) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i) Chief Executive Officer and President; Titan Trading Analytics Inc.; software company; Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada

(ii) Incorporated under the laws of the Province of British Columbia, Canada; Escrow company; Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada

(iii) Self-employed physician and spouse of Dr. Kenneth Powell

CUSIP No. 887902104	13D	Page 7 of 12 Pages

(d)	(i) Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) TTN has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(iii) Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) TTN has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canadian

(ii) British Columbia, Canada

(iii) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

(i)

From the period between December 2, 2004 up to and including November 26, 2004, Dr. Powell acquired 1,137,500 common shares through 38 purchases in the public market. Purchases ranged in price per share from $0.10 to $0.21 (Cdn) with a total average price of $0.11 per share. Purchases ranged in amount of common shares from 500 shares to 900,000 shares. The aggregate amount paid by Dr. Powell from his personal funds for the common shares was Cdn$124,230.00 not including any commissions or discounts.

In a private placement of units (“Units”) of the Issuer that closed on November 30, 2004, with each Unit consisting of one common share and one warrant to purchase one common share, Dr. Powell acquired 400,000 common shares and 400,000 warrants to purchase one common share. The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn$60,000.00. In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

CUSIP No. 887902104	13D	Page 8 of 12 Pages

On December 8, 2004, Dr. Powell acquired 150,000 common shares through a private transaction for no consideration.

On January 5, 2005, Dr. Powell acquired 742,533 common shares pursuant to conversion of debt in the Issuer in the amount of $89,104.00.

In a private placement of units (“Units”) of the Issuer that closed on February 14, 2005, with each Unit consisting of one common share and one warrant to purchase one common share, Dr. Powell acquired 300,000 common shares and 300,000 warrants to purchase one common share. The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn$45,000.00. In order to purchase the common shares underlying the warrants, Dr. Powell must pay the exercise price for such securities.

On March 1, 2005, Dr. Powell was granted 120,000 options to acquire common stock.

(ii)

TTN was formed to hold common shares of the Issuer (the "Escrow Shares") pursuant to an Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, the Issuer and TTN (the "Escrow Agreement"). The Escrow Shares held by TTN were initially purchased by Michael Paauwe, the former President of the Issuer, and Michael Gossland, the Director of Software Development and Secretary of the Issuer, at a purchase price of Cdn$0.01 per common share. The personal funds of Mr. Paauwe and Mr. Gossland were used to pay the purchase price for such securities.

Pursuant to an agreement dated December 20, 2002 among Dr. Powell, Mr. Kreilein, Mr. Paauwe, Mr. Gossland and TTN, Dr. Powell and Mr. Kreilein agreed to purchase all of the issued and outstanding securities of TTN in consideration for Cdn$28,500 (the "Share Transfer Transaction"). TTN is currently the record holder of 2,100,000 common shares of the Issuer. Dr. Powell currently owns two-thirds (2/3) of the issued and outstanding securities of TTN, and Mr. Kreilein owns one-third (1/3) of the issued and outstanding securities of TTN. Dr. Powell used his personal funds to pay the purchase price for such securities.

With respect to TTN Escrow Capital Corp., on December 8, 2004, 499,930 common shares were disposed of through a private transaction for no consideration.

Item 4. Purpose of Transaction.

(i)

Through acquisition of common shares in the public market, Dr. Powell acquired 1,137,500 common shares. Dr. Powell purchased these securities for investment purposes.

In a private placement of Units of the Issuer, Dr. Powell acquired 400,000 common shares and 400,000 warrants to purchase one common share. Dr. Powell purchased these securities for investment purposes.

In a private transaction, Dr. Powell acquired 150,000 common shares. Dr. Powell acquired these securities for investment purposes.

Through a shares for debt transaction, Dr. Powell acquired 742,533 common shares upon the retirement of $89,104.00 debt held with the Issuer.

In a private placement of Units of the Issuer, Dr. Powell acquired 300,000 common shares and 300,000 warrants to purchase one common share. Dr. Powell purchased these securities for investment purposes.

CUSIP No. 887902104	13D	Page 9 of 12 Pages

In a private transaction, Dr. Powell was granted 120,000 options to acquire common shares. These stock options that were granted to Dr. Powell by the Issuer are as a result of his position with the Issuer.

(ii)

In a private transaction and with respect to TTN Escrow Capital Corp.,

499,930 common shares were disposed of.

Item 5. Interest in Securities of the Issuer.

(a)	(i)

Dr. Powell is the beneficial owner of 7,968,903 common shares, or 38.82% of the Issuer's outstanding common shares as of April 4, 2005, which includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; and (C) 900,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006; (D) 400,000 common shares underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of Cdn$0.20 per common share until November 30, 2005 and then at $0.25 until November 30, 2006; (E) 300,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007; (F) 1,400,070 common shares held in escrow in TTN Escrow Capital Corp.; (G) 67,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (H) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 67,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (K) 50,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (I) 10,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007, held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell;

	(ii)	TTN is the beneficial owner of 2,100,000 common shares, or 11.18% of the Issuer's outstanding common shares as of April 4, 2005.

CUSIP No. 887902104	13D	Page 10 of 12 Pages

(iii)

Karen Powell is the beneficial owner of 1,868,600 common shares or 9.65% of the Issuer’s outstanding common shares as of April 4, 2005, which includes (A) 312,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006; (B) 70,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.20 per common share and expire on October 22, 2005; and (C) 200,000 common shares underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until

February 14, 2007.

(b)	Number of shares as to which such person has:

	(i)	(A)

Sole power to vote or to direct the vote of 6,099,903 common shares, which includes (1) 520,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 1,600,000 common shares issuable upon the exercise of warrants; (3) 1,400,070 common shares which represents two-thirds of the shareholdings of TTN Escrow Capital Corp.; (3) 67,000 common shares held by Cameron Powell; (4) 60,00 common shares issuable upon the exercise of warrants held by Cameron Powell; (5) 67,000 common shares held by Carson Powell; and (6) 60,00 common shares issuable upon the exercise of warrants held by Carson Powell.

		(B)	Sole power to vote or to direct the vote of 2,100,000 common shares.
		(C)	Sole power to vote or to direct the vote of 1,868,600 common shares, which represents 1,286,600 common shares and 582,000 common shares issuable upon the exercise of warrants.

	(ii)	(A)

Shared power to vote or to direct the vote of 1,868,600 common shares, which represents the common shares held by Mrs. Powell and 582,000 common shares issuable upon the exercise of warrants held by Mrs. Powell.

		(B)	Shared power to vote or to direct the vote of 0 common shares.
		(C)	Shared power to vote or to direct the vote of 0 common shares.

	(iii)	(A)

Sole power to dispose or to direct the disposition of 6,099,903 common shares, which includes (1) 520,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 1,600,000 common shares issuable upon the exercise of warrants; (3) 1,400,070 common shares which represents two-thirds of the shareholdings of TTN Escrow Capital Corp.; (3) 67,000 common shares held by Cameron Powell; (4) 60,00 common shares issuable upon the exercise of warrants held by Cameron Powell; (5) 67,000 common shares held by Carson Powell; and (6) 60,00 common shares issuable upon the exercise of warrants held by Carson Powell.

		(B)	Sole power to dispose or direct the disposition of 2,100,000 common shares.
		(C)	Sole power to dispose or direct the disposition of 1,868,600 common shares, which represents 1,286,600 common shares and 582,000 common shares issuable upon the exercise of warrants.

	(iv)	(A)

Shared power to dispose or to direct the disposition of 1,868,600 common shares, which represents the common shares held by Mrs. Powell and 582,000 common shares issuable upon the exercise of warrants held by Mrs. Powell.

		(B)	Shared power to dispose or to direct the disposition of 0 common shares.
		(C)	Shared power to dispose or direct the disposition of 0 common shares.

CUSIP No. 887902104	13D	Page 11 of 12 Pages

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	TTN did not effect any transactions in the Issuer's common shares since the most recent filing of Schedule 13D.

	(iii)	Except as described in Item 3 above, Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Escrow Agreement, the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange.

Dr. Powell may acquire 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010.

Dr. Powell may acquire 900,000 common shares of the Issuer underlying warrants that are immediately exercisable at an exercise price of Cdn$0.12 per common share and expire on March 16, 2006. Dr. Powell may acquire 400,000 common shares of the Issuer underlying warrants that are exercisable any time after March 31, 2005 at an exercise price of Cdn$0.20 per common share until November 30, 2005 and then at $0.25 until November 30, 2006. Dr. Powell may acquire 300,000 common shares of the Issuer underlying warrants that are exercisable any time after June 15, 2005 at an exercise price of Cdn$0.20 per common share until February 14, 2006 and then at $0.25 until February 14, 2007.

Item 7. Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 887902104	13D	Page 12 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 4, 2005

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 4, 2005

TTN ESCROW CAPITAL CORP.,
a corporation formed under the laws of the Province
of British Columbia, Canada

/s/ Kenneth Powell
Kenneth Powell, Director